Contact

www.linkedin.com/in/mimicopty
(LinkedIn)

Top Skills

Marketing Strategy
Healthcare Management
Program Management

Publications

Guidelines for the Management of Depression and Anxiety Disorders in Primary Care

Mental Health in General Practice: Assessment of Current State and Future Needs

General Practice in Ireland: are we equipped to manage mental health problems?

Mental Health in Primary Care

Mimi Copty

Digital Health and Technology/Customer Success/Business Development/Client Relationship/Management Consultancy
United States

Summary

Experienced professional with a demonstrated international experience in the software industry, healthcare and academia. Skilled in client relationship, account management, customer success, project management, program implementation, network development, sales, marketing and training.

Experience

DocNow EHR
Senior Manager of Customer Success and Training
April 2024 - Present (8 months)
Remote

doxy.me
Senior Telemedicine Success Manager
August 2023 - April 2024 (9 months)

HubSpot
Customer Success Manager
2020 - 2023 (3 years)
Dublin, County Dublin, Ireland

Logi Analytics
Business Development
2018 - 2020 (2 years)
Dublin, County Dublin, Ireland

gsmExchange.com
Business Consultant
2017 - 2018 (1 year)

Reverse Logistics Association
Consultant- Business Development, EMEA

2017 - 2018 (1 year)

Royal College of Physicians of Ireland
Programme Manager
2015 - 2017 (2 years)
County Dublin, Ireland

Munich Re (Group)
Network Manager
2012 - 2015 (3 years)
Manama, Kingdom of Bahrain

American Mission Hospital
Consultant - Business Development and Marketing
2008 - 2012 (4 years)
Manama, Kingdom of Bahrain

Royal College of Surgeons in Ireland
Academic Program Director and Business Development Manager
2006 - 2008 (2 years)
Dubai, United Arab Emirates

Education

The George Washington University
Masters in Health Services Administration, Health Care Marketing and
Planning

Eastern Mennonite University
Bachelor of Science (B.Sc.), Biology and Psychology (Minor)